Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2024 FIRST HALF RESULTS

Hong Kong – August 16, 2024 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported unaudited financial results for the six months period ended June 30, 2024.

Financial tables/amounts at the end of this release are in Hong Kong dollars (HK$), while all other amounts are presented in U.S. dollars ($) based on a conversion rate of $1.0: HK$7.8.

Balance Sheet Highlights at June 30, 2024

•	$12.2 million in cash and cash equivalents, compared to $12.3 million at December 31, 2023
•	$11.0 million in working capital, compared to $11.1 million at December 31, 2023.
•	Book value per share was $0.86, compared to $0.86 at December 31, 2023.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “While we continued to operate under a lean corporate structure with minimal operations, due to our strong balance sheet we believe we are well-positioned to act quickly on taking advantage of new opportunities that may arise.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610

azhang@equityny.com

Plastec Technologies, Ltd.	Page 2
August 16, 2024

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2024	2023
	HK$	HK$
Revenues	-	-

Operating expenses, net
Selling, general and administrative expenses	(1,937)	(1,337)
Total operating expenses, net	(1,937)	(1,337)

Loss from operations	(1,937)	(1,337)

Interest income	2,525	1,825
Income before income tax expense	588	488

Income tax expense	(524)	(435)
Net Income attributable to the Company’s shareholders	64	35

Other comprehensive income
Foreign currency translation adjustment	-	-
Comprehensive Income attributable to the Company’s shareholders	64	35

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic net income per share attributable to the Company’s shareholders	HK$0.005	HK$0.003

Diluted net income per share attributable to the Company’s shareholders	HK$0.005	HK$0.003

Plastec Technologies, Ltd.	Page 3
August 16, 2024

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2024	2023
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	95,072	96,303
Deposits, prepayment and other receivables	5,045	4,296
Total current assets	100,117	100,572

Property, plant and equipment, net	315	7
Intangible assets	438	438
Total assets	100,870	101,017

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals	438	1,173
Tax payable	13,504	12,980
Total current liabilities	13,942	14,153

Total liabilities	13,942	14,153

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	60,808	60,744
Total shareholders’ equity	86,928	86,864

Total liabilities and shareholders’ equity	100,870	101,017

Plastec Technologies, Ltd.	Page 4
August 16, 2024

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2024	2023
	HK$	HK$
Operating activities
Net Income	64	35

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(749)	(543)
Other payables and accruals	(735)	(153)
Tax payables	524	453
Net cash used in operating activities	(860)	(208)

Net decrease in cash and cash equivalents	(860)	(208)

Investing activities
Purchase of plant and machinery	(371)	-
Net cash used in investing activities	(371)	-

Net decrease in cash and cash equivalents	(1,231)	(208)

Cash and cash equivalents, beginning of period	96,303	95,646
Cash and cash equivalents, end of period	95,072	95,438

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Interest received, net	2,525	1,825